LEXINGTON REALTY TRUST

One Penn Plaza, Suite 4015

New York, NY 10119-4015

January 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Re:	Lexington Realty Trust Registration Statement on Form S-4 Filed November 12, 2013 File No. 333-192283

Dear Ms. Gowetski:

In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Lexington Realty Trust, a Maryland real estate investment trust (“Lexington”), relating to a proposed offer (the “Exchange Offer”) to exchange up to $250,000,000 aggregate principal amount of Lexington’s 4.25% Senior Notes due 2023 (the “Exchange Notes”) for any and all of its outstanding $250,000,000 aggregate principal amount of its 4.25% Senior Notes due 2023 (the “Private Notes”) and the guarantee thereof by Lepercq Corporate Income Fund L.P., Lexington hereby represents and warrants to the Staff of the Securities and Exchange Commission as follows:

1.        Lexington is registering the Exchange Notes through the Registration Statement in reliance on the Staff’s position enunciated in no-action letters to Exxon Capital Holdings Corporation (dated April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”), and other interpretive letters to similar effect.

2.        Lexington has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of Lexington’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. With respect to any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, neither Lexington nor any of its affiliates has entered into any arrangement or understanding with any such broker-dealer to distribute the Exchange Notes.

3.        Lexington will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer (i) may be a statutory underwriter and (ii) must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), which may be the Prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of the Exchange Notes held by the broker-dealer), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Lexington acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission

January 9, 2014

4.        Lexington will also make each exchange offeree, in order to participate in the Exchange Offer, execute a Letter of Transmittal or similar documentation that will include (a) a representation that by tendering the Private Notes in the Exchange Offer, such person will be deemed to represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer. The Letter of Transmittal or similar documentation will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5.        Lexington will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require Lexington to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by Lexington in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Sincerely

/s/ Patrick Carroll

Patrick Carroll

Chief Financial Officer

cc:	Joseph Bonventre, Esq., Lexington Realty Trust

Scott Saks, Esq., Paul Hastings LLP